

September 15, 2010

Craig R. Smith, President
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

   Re: **Owens & Minor, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed February 25, 2010
     File No. 1-09810

Dear Mr. Smith:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        John Reynolds
        Assistant Director
        Office of Beverages, Apparel and
        Health Care Services